Amendment Deed

Gallery Gold Limited
ACN 009 125 197

IAMGOLD Corporation
(a company incorporated in Canada)

© Blake Dawson Waldron 2006

AMENDMENT DEED

DATE	17 January 2006

PARTIES

Gallery Gold Limited ACN 009 125 197 (Gallery)

IAMGOLD Corporation, a company incorporated in Canada (IAMGOLD)

OPERATIVE PROVISIONS

1.	INTERPRETATION

1.1	Definitions

The following definition applies in this document:

Implementation Agreement means the Implementation Agreement dated 5 December 2005 between Gallery and IAMGOLD.

1.2	Terms defined in Implementation Agreement

Terms that are not defined in clause 1.1 and that are defined in the Implementation Agreement (as amended by this document) have the same meanings in this document.

1.3	Rules for interpreting this agreement

Clause 1.2 of the Implementation Agreement applies to this document as if set out in full in this document with any necessary changes.

2.	AMENDMENTS

2.1	Amendments

The Implementation Agreement is amended with effect on and from the date of this document as follows:

(a)	by deleting all references in the Implementation Agreement to “American Stock Exchange” and “AMEX” and substituting them with references to “New York Stock Exchange” and “NYSE”, respectively; and

(b)	by deleting clause 7(a) of the Implementation Agreement in its entirety and substituting the following new clause 7(a):

“7(a)	(Gallery Options) make an offer to Gallery Optionholders to acquire on the Implementation Date (such offer to be unconditional, save that it may be made subject to Implementation occurring) all of the Gallery Options, to the extent that they have not lapsed or been exercised prior to the Implementation Date, for consideration to be satisfied by the payment, within 5 Business Days after the Implementation Date, in cash to an account nominated in writing by each Gallery Optionholder (or as otherwise agreed by the parties) of an amount in respect of each Gallery Option equal to (1) the weighted average sale price of IAMGOLD Shares on TSX over the five Business Days up to and including the last full day of trading of Gallery Shares on ASX (converted to dollars at the spot rate for conversion from Canadian dollars on that date) divided by 22 less (2) the exercise price of the relevant Gallery Option, provided that if a negative number results from that calculation, the amount payable will be deemed to be zero.

IAMGOLD must also as part of such offer confirm that each holder of Gallery Options will following completion of the Scheme be entitled to participation in IAMGOLD’s employee incentive schemes.”

2.2	Effect of Amendments

Clause 2.1 does not affect any right or obligation that arises before the date of this document.

3.	GENERAL

3.1	Governing law

(a)	This document is governed by the law in force in Western Australia.

(b)	Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia and any court that may hear appeals from any of those courts, for any proceedings in connection with this document and waives any right it might have to claim those courts are an inconvenient forum.

3.2	Counterparts

This document may be executed in counterparts.

3.3	Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as a deed.

EXECUTED by GALLERY GOLD
LIMITED ACN 009 125 197:

/s/ Hamish J L Bohannan __________________________________________ Signature of director Hamish J L Bohannan __________________________________________ Name	/s/ Graham Douglas Anderson __________________________________________ Signature of director/secretary Graham Douglas Anderson __________________________________________ Name

EXECUTED by IAMGOLD CORPORATION,
a company incorporated in Canada:

/s/ Joe Conway __________________________________________ Signature of director Joe Conway __________________________________________ Name	/s/ Larry Phillips __________________________________________ Signature of director/secretary Larry Phillips __________________________________________ Name